UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

 [Free Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on May 21, 2010, at 4:00 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olimpia, São Paulo/SP, to resolve on the following Agenda:

(a)       Decide on the amendment of the term of payment of dividends and interest on capital related specifically for the year of 2010, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within the year of 2010, which, if approved by the Company´s shareholders, shall apply, including, to the payment of interest on capital approved by the Board of Directors in the meeting held on March 22, 2010, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively; and

(b)       Approve the amendment of article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council, in order to change the term for a final answer to the complainers from thirty (30) to fifteen (15) days, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively.

General Instructions:

1. Company´s shareholders or their legal representatives shall attend the ESM carrying their properly identification documents. In the event of the shareholder is represented by an attorney, the shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before ESM the power of attorney duly executed as required by law; and

2. The documents relating to the matters to be examined and discussed in the ESM are available for the shareholders (i) at the Company´s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on their websites (www.santander.com.br/ri and www.santander.com.br/acionistas); (ii) at Brazilian Securities & Exchange Commission, at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 34 0, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, May 5, 2010.

Marcial Angel Portela Alvarez

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 05, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer